FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                                  April 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                   HSBC MAKES KEY INTERNATIONAL APPOINTMENTS

                * LatAm specialist promoted to run the region *

                         * new MD for UK retail bank *

                   * new CEOs for Brazil, Mexico and Malta *

Emilson Alonso, currently Chief Executive of HSBC Bank Brasil and Co-head of Latin America, has been promoted to a Group Managing Director and Head of HSBC Latin America with effect from May 2008. Paul Thurston, currently Chief Executive of HSBC Mexico and Co-head of Latin America, is also promoted to a Group Managing Director and will return to the UK in May as Managing Director, UK Banking.

Emilson, 52, joined HSBC in 1997 and has run the bank's 1,391 branch Brazilian operations, the sixth largest privately owned bank in the country, since September 2003. Born in Sao Paulo, Brazil, he previously ran HSBC Insurance in Brazil and was formerly responsible for personal financial services. Emilson will move to Mexico and report to Group Chief Executive, Michael Geoghegan. He will have responsibility for all HSBC's operations across Latin America.

Paul, 54, joined HSBC in 1975 and had a broad range of banking experience in the UK, before running HSBC's personal financial services businesses in Hong Kong and across Asia. He became Chief Executive of HSBC Mexico, where HSBC is the fourth largest financial services company, in February 2007 and Co-head of Latin America in August 2007. Paul will return to London and take over responsibility for HSBC's retail and commercial operations in the UK from Dyfrig John, Chief Executive, HSBC Bank plc.

Dyfrig, 57, will continue to run the continental European operations of HSBC Bank plc. He will also be appointed Deputy Chairman of HSBC Bank plc with effect from May 2008.

Both Emilson and Paul will join the Group Management Board, HSBC's global management team chaired by Group Chief Executive, Michael Geoghegan.

Commenting on the appointments, Michael Geoghegan said: "Starting with less than 10 offices a decade ago, we have built one of Latin America's banking powerhouses, with over 4,000 offices today and a US$2.2 billion profit contribution to the Group last year. Along with Asia and the Middle East, where HSBC is the number one international bank, Latin America forms a crucial part of our leading emerging markets franchise. It's a region which continues to present us with great opportunity, not least with many economies growing by well over five per cent a year. I have no doubt that Emilson and the team will take this forward with tremendous skill and enthusiasm.

"Our UK business continues to be a significant contributor to the Group and we have potential to improve further our positioning in this country, building on our strong market presence and customer base, innovative retailing and by harnessing our global capabilities. Paul will be returning to the UK, where he previously worked for 25 years, with the benefit of considerable experience gained running businesses in other markets, to lead the focused growth of our UK business in key areas of opportunity."

In Mexico, Paul Thurston will be succeeded as Chief Executive by Luis Pena, until recently Chief Executive of Grupo Financiero Banorte Mexico, the country's largest domestically owned bank. Born in Mexico, Luis, 48, has worked for 25 years in Mexico and the United States, including 21 years with Banamex/Citigroup where he was previously Deputy President for the Hispanic Market and Chairman of the California Commerce Bank. Luis will report to Emilson.

In Brazil, Shaun Wallis, 53, will take over from Emilson as Chief Executive, HSBC Bank Brasil. Shaun is currently Chief Executive, HSBC Bank Malta, where HSBC is the island's largest publicly listed company. Under Shaun's leadership, the bank has achieved record profits for over 10,000 local shareholders and for the Group, and made a very significant contribution to the Maltese community. He has been with the Group for over 30 years, working in Asia, the Middle East, and in Europe. He will report to Emilson in his new role.

Alan Richards, currently Deputy Chief Executive of HSBC Bank Australia, will succeed Shaun as Chief Executive in Malta. Alan, 48, joined HSBC in 1984 and has worked across Europe and Asia, including Malaysia, Thailand, Hong Kong, Turkey and the UK. Prior to joining HSBC in Australia, Alan was Head of Retail Banking in Turkey.

"It is testament to the bench strength of HSBC that we can continue to make international appointments on this scale from within our own ranks, while selectively hiring the best external talent available to enhance the HSBC team," said Michael Geoghegan. "I'd like to congratulate Emilson, Paul, Shaun and Alan on their latest assignments and warmly welcome Luis to our Group."

The appointments are subject to local regulatory approvals where required.


Notes to editors:

1.  HSBC Holdings plc

HSBC Holdings plc serves over 128 million customers worldwide through around 10,000 offices in 83 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of some US$2,354 billion at 31 December 2007, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'The world's local bank'.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  15 April 2008